UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR THE SECOND QUARTER 2009

Guadalajara, Jalisco, Mexico, July 24, 2009 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the second quarter ended June 30, 2009. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All peso amounts are presented in nominal pesos.

Highlights for Second Quarter 2009 vs. Second Quarter 2008:

•	Revenues declined 15.0% (Ps. 132.8 million), mainly due to the decrease in aeronautical revenues.

-

Revenues from aeronautical services declined 18.1% (Ps. 126.5 million) mainly as a result of a decline in passenger charges for Ps. 119.6 million, airplane landing fees, airplane parking fees, the renting of space to airlines and the use of walkways. Non-aeronautical services revenues declined 3.4% (Ps. 6.3 million).

•

Cost of services declined 5.7% (Ps. 14.4 million), as a percentage of revenues, cost of services increased 313 basis points and per workload unit (“WLU”) cost of services increased Ps. 9.3, from Ps. 41.6 in the second quarter of 2008 to Ps. 50.9 in the second quarter of 2009.

•	As a result of the decrease in total revenues, cost of government concession taxes decreased 15.1% and the technical assistance fee decreased 19.0%.

•	Operating income declined 32.2%.

•	EBITDA decreased 19.0%, mainly due to the decline in aeronautical services.

•	Net income decreased 53.3%, Ps. 169.6 million lower than the figure reported in the second quarter of 2008, mainly due to the decline in revenues due to lower traffic.

     For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona
Rodrigo Guzman, Chief Fianancial Officer	Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Operating Results

During the second quarter of 2009, the Company reported a decrease of 22.4% in total terminal passenger traffic, driven by a 21.6% decrease in domestic terminal passenger traffic and a 24.0% decline in the number of international terminal passenger traffic.

In May 2009, there was a major health alert as a result of the A/H1N1 virus epidemic, which caused the temporary cancelation or, in some cases, the severe reduction of flights from other countries, including the United States and Canada, as well as some domestic flights, due to lower flight occupation levels, which resulted in a decline in domestic and international passenger traffic. This situation affected June 2009 traffic to a lesser extent.

Domestic passenger traffic experienced a net decline of 812.7 thousand passengers; mainly at the airports of Guadalajara with 312.1 thousand fewer passengers, Tijuana with 224.8 thousand fewer passengers, Guanajuato with 57.8 thousand fewer passengers, Puerto Vallarta with 54.6 thousand fewer passengers, Hermosillo with 38.7 thousand fewer passengers, Aguascalientes with 38.7 thousand fewer passengers, Morelia with 31.2 thousand fewer passengers, Los Cabos with 19.5 thousand fewer passengers, Mexicali with 15.1 thousand fewer passengers, Manzanillo with 9.4 thousand fewer passengers, Los Mochis with 9.3 thousand fewer passengers and La Paz with 1.5 thousand fewer passengers.

In the case of the Guadalajara airport, the reduction in traffic was due to decreased passenger traffic on the routes to and from Mexico City, Tijuana, Monterrey, Toluca, Culiacan, Mexicali, Hermosillo, Cancun, La Paz and Ciudad Juarez, among others. These declines were mainly due to the suspension of operations by Alma, Aerocalifornia, Aladia and Avolar during the second half of 2008. It is important to mention that VivaAerobus initiated flights from the Guadalajara airport to Culiacan, Hermosillo and Veracruz during the second quarter of 2009, which we expect will support the recovery in domestic passenger traffic for traffic that was lost with the departure of several domestic airlines from this market.

In the case of the Tijuana airport, the reduction in traffic was mainly due to decreased passenger traffic on the routes to Guadalajara, Toluca, Culiacan, Guanajuato, Morelia and Hermosillo, among others. These declines were strongly influenced by the suspension of operations by Aerocalifornia, Avolar and Alma during the second half of 2008.

In the case of the Guanajuato airport, the reduction in traffic was mainly due to decreased passenger traffic on routes to Mexico City, Tijuana and Monterrey. In the case of Monterrey, decreased passenger traffic was mainly due to the cessation of operations by Aviacsa at this airport on May 12, 2008. Additionally, Avolar and Alma had ceased operating at the Guanajuato airport during the second half of 2008.

The reduction in traffic at the Puerto Vallarta airport was caused by decreased passenger traffic on routes to and from Guadalajara, Mexico City, Monterrey and Toluca, mainly due to the suspension of Alma’s operations, as well as the reduction of frequencies by Aviacsa, which both occurred during 2008.

GAP 2Q09	Page 2 of 18

The reduction in traffic at the Hermosillo airport was principally due to decreased passenger traffic on routes to and from Tijuana, Guadalajara, Monterrey and Toluca, mainly as a result of the suspension of operations by Aerocalifornia and Avolar, as well as the reduction of operations by Aviacsa, both situations occurring in 2008.

With respect to the Aguascalientes airport, the reduction in traffic was caused by decreased passenger traffic on routes to and from Mexico City, Tijuana, Monterrey, Cancun and Toluca, primarily as the result of the suspension of operations of Alma, the cessation of operations of Click de Mexicana from this airport during the second half of 2008 and the suspension of the San Marcos Festival in 2009 due to the health alert caused by the A/H1N1 virus. The San Marcos Festival is the most important tourism event in this city.

International Passenger Traffic experienced a net decrease of 452.6 thousand passengers in the second quarter of 2009 compared to the second quarter of 2008. However, the Morelia airport reported an increase in international passenger traffic of 6.8 thousand passengers.

In the case of the Morelia airport, the increase in passengers is explained by the increase in operations to Chicago by Aeromexico, in addition to increases on the routes to Los Angeles and San Jose, California. The increase in passenger traffic to Los Angeles and San Jose, California was likely due to a substitution effect related to the decrease in available seats on the route to Tijuana. There was also an increase in the number of passengers travelling to and from Houston from this airport.

There were decreases totaling 459.4 thousand international passengers at the following airports: Puerto Vallarta with 191.9 thousand fewer passengers, Los Cabos with 138.1 thousand fewer passengers, Guadalajara with 75.1 thousand fewer passengers, Guanajuato with 20.6 thousand fewer passengers, Aguascalientes with 12.3 thousand fewer passengers, La Paz with 6.7 thousand fewer passengers, Hermosillo with 5.4 thousand fewer passengers, Manzanillo with 4.9 thousand fewer passengers, Tijuana with 2.7 thousand fewer passengers and Los Mochis with 1.2 thousand fewer passengers.

With respect to the Puerto Vallarta airport, international traffic declined mainly due to decreased passenger traffic on routes to Los Angeles, Phoenix, Dallas, Denver, Seattle and Atlanta, among others, mainly caused by a severe reduction in operations by the U.S. carriers due to the A/H1N1 virus health alert.

In the case of the Los Cabos airport, the decrease was due to decreased passenger traffic on routes to and from Chicago, Los Angeles, Houston, Phoenix, Dallas, San Francisco, Denver, Atlanta and Detroit, among others. This was mainly due to a severe reduction in operations by the U.S. carriers due to the A/H1N1 virus health alert.

With respect to the Guadalajara airport, the decline in international passenger traffic was principally due to decreased passenger traffic to and from Los Angeles, Houston, Dallas, Chicago and Atlanta, among others. This was mainly due to the reduction in operations by American Airlines, Continental and Delta, resulting from the A/H1N1 virus health alert as well as the sporadic cancellation of flights by several of the airlines that operate in this airport due to low aircraft occupancy levels during the first few weeks of the A/H1N1 virus health alert.

GAP 2Q09	Page 3 of 18

The decline in the Guanajuato airport was due to decreased passenger traffic to and from Los Angeles, Houston, Chicago and Oakland, which was mainly due to the reduction of operations by Mexicana and American Eagle at this airport due to the A/H1N1 virus health alert.

Effects of the A/H1N1 Influenza Virus

The A/H1N1 Influenza Virus had a severe but temporary effect during May 2009 and June 2009 on the Company, which resulted in a decline in passenger traffic of 23.5% for May, while this figure only reached 15.0% in June. We expect that a large portion of the frequencies and cancelled routes that were temporarily affected during the A/H1N1 virus health alert will gradually recover during the second half of 2009. In the case of the tourist destinations, this recovery is expected to take place during the next summer or winter vacation period.

Domestic Terminal Passengers (in thousands):

GAP 2Q09	Page 4 of 18

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

GAP 2Q09	Page 5 of 18

Second Quarter 2009 Consolidated Results

Revenues for the quarter decreased by Ps. 132.9 million, or 15.0%, from Ps. 882.7 million in the second quarter 2008 to Ps. 749.8 million in the second quarter 2009.

This decrease was mainly due to:

-

Aeronautical services revenues decreased 18.1% (Ps. 126.5 million) compared to the second quarter 2008, due mainly to a 22.4% decline in passenger traffic caused by the cessation of operations of some of the airlines as well as the A/H1N1 virus health alert, which directly affected revenues from passenger charges, which decreased by 20.6% or Ps. 119.6 million. Additionally, the decline in aeronautical revenues was affected by lower airplane landing fees and leasing of space to airlines, resulting in a total decline of Ps. 5.0 million. The decline in revenues from passenger traffic was proportionately lower than the decline in passenger traffic given that the Los Cabos airport experienced a lower decrease among the Company’s airports that have the most passenger traffic (Guadalajara, Tijuana, Puerto Vallarta and Los Cabos). Los Cabos has the second-highest maximum tariff of all of GAP’s airports.

-

Non-aeronautical services revenues declined 3.4% (Ps. 6.3 million) compared to the second quarter 2008. The decline in revenues from car parking fees, duty-free shops and advertising primarily drove the increase in non-aeronautical revenues, jointly declining 24.4%, or Ps. 21.5 million. This decrease was offset by revenues from the leasing of time share sales spaces, rental car services, financial services, the leasing of food and beverage spaces and retail spaces, which combined increased 17.1%, or Ps. 15.2 million, with respect to the second quarter of 2008.

Total operating costs and expenses decreased 8.2% (Ps. 26.6 million) compared to the second quarter 2008. This decrease was mainly due to the reduction of Ps. 12.6 million in the reserve for doubtful accounts during the second quarter of 2009 compared to the second quarter of 2008, and a decrease in cost of services of Ps. 8.4 million.

>	Cost of services decreased 5.7% (Ps. 14.4 million) compared to the second quarter 2008. This decease was mainly due to the following:

•   Employee costs increased 10.1% (Ps. 8.9 million) compared to the second quarter of 2008, generated mainly by the annual incentive (bonus) in the amount of Ps. 4.9 million paid during the second quarter 2009, whereas in 2008 this bonus was paid during the first quarter, as well as the purchase of uniforms and security equipment for Ps. 3.2 million, which during 2008 took place during the third quarter of the year.

•   Maintenance costs increased 10.4%, (Ps. 3.9 million) compared to the second quarter of 2008, mainly due to maintenance on the Company’s baggage claim areas and airport infrastructure.

•   Service costs decreased 27.6%, (Ps. 8.4 million) compared to the second quarter of 2008, mainly as a result of lower electricity fees since the beginning of 2009, as well as

GAP 2Q09	Page 6 of 18

the activities implemented for the improved optimization of utility usage in the Company’s airports during the second half of 2008 and the first quarter of 2009.

•  Other operating costs decreased 25.7% (Ps. 17.3 million) compared to the second quarter of 2008, mainly due to the Ps. 12.6 million decrease in provisions for doubtful accounts as well as the cancellation of rental fees for the CUTE equipment systems at some of the Company’s airports, which caused a decline in other operating costs of Ps. 2.1 million. In order to substitute the equipment, GAP will purchase the corresponding equipment.

>

The 15.1% (Ps. 6.6 million) decrease in government concession fees and the 19.0% (Ps. 5.5 million declines in technical assistance fees decreased during the second quarter of 2009 were mainly due to the Company’s lower revenues.

The Company’s operating margin for the second quarter of 2009 decreased 830 basis points, from 41.1% in the second quarter of 2008 to 32.8% in the second quarter of 2009, mainly due to lower revenues. EBITDA margin declined 300 basis points, from 63.2% during the second quarter of 2008 to 60.2% in the second quarter of 2009.

The comprehensive financing result decreased by Ps. 45.2 million during the second quarter of 2009, compared to a gain of Ps. 12.3 million in the second quarter of 2008. This decrease was mainly due to a Ps. 8.3 million decrease in interest income, a Ps. 34.5 million increase in the exchange rate loss, as well as a loss in embedded derivatives (derived from commercial contracts in U.S. dollars that were exchanged for contracts in Pesos) of Ps. 14.8 million.

Net Income for the second quarter of 2009 declined 53.3% (Ps. 169.6 million) compared to the second quarter of 2008. Net income before taxes decreased by Ps. 170.6 million in the second quarter of 2009, or 46.2% compared to the second quarter of 2008, both as a consequence of the lower revenues.

GAP 2Q09	Page 7 of 18

Summary of Consolidated Results for 2Q09 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.1700 per U.S. dollar (the Board of Governors of the Federal Reserve noon buying rate at June 30, 2009).

Other Important Data for 2Q09 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 2Q09	Page 8 of 18

Operating Costs for 2Q09 (in thousands of pesos):

First Half of 2009 Consolidated Results

Revenues for the first half of 2009 decreased 10.4% (Ps. 190.4 million) compared to the first half of 2008, from Ps. 1,833.0 million to Ps. 1,642.7 million.

The decrease was mainly due to:

-

Aeronautical services revenues, which decreased 13.6% (Ps. 199.6 million) compared to the first half of 2008, due mainly to the temporary cessation of operations of some of the airlines, as well as the negative effects on passenger traffic caused by the health alert related to the A/H1N1 virus that took place in May 2009. These circumstances caused passenger traffic to decline 19.5% for the first half of 2009 compared to the first half of 2008, and thus causing passenger tariffs to decline 9.5%, or Ps. 116.7 million, for the first half of 2009, from Ps. 1,225.4 million in 2008 to Ps. 1,108.7 million in 2009. Additionally, revenues from airplane landing fees, airplane parking fees, leasing of space to airlines and the use of walkways were also adversely affected, representing a combined decline of Ps. 82.9 million. The decline in revenues from passenger traffic was proportionately lower than the decline in passenger traffic given that during the second quarter of 2009, tariff fees increased. Additionally, the Los Cabos airport (which has the second-highest maximum tariff of all of GAP’s airports) experienced a lowest decrease among the Company’s airports that have the most passenger traffic (Guadalajara, Tijuana and Puerto Vallarta).

-

Non-aeronautical services revenues increased 2.5% (Ps. 9.2 million) compared to the first half of 2008. Revenues from leasing of time share sales spaces, rental car services, financial services, the leasing of food and beverage spaces and retail spaces increased a total of Ps. 29.8 million compared to the first half of 2008. However, this

GAP 2Q09	Page 9 of 18

increase was offset by decreases in revenues from the car parking fees, leasing of retail spaces and convenience store spaces, duty-free shops and advertising, which resulted in a decrease in commercial revenues of Ps. 20.6 million.

Total operating costs and expenses declined 2.4% (Ps. 14.4 million) during the first half of 2009 compared to the first half of 2008. This decline was mainly due to a decrease in the cost of services of Ps. 10.2 million, the decrease in concession fees of Ps. 9.5 million and the decrease in technical assistance fees of Ps. 9.3 million.

>	Cost of services increased 1.0% (Ps. 4.4 million) compared to the first half of 2008 mainly due to higher maintenance charges at the Company’s airports, which was offset by lower service expenses.

•   Employee costs remained nearly unchanged compared to the first half of 2008 (a 0.2% increase), however, the variation was the net effect of the purchase of uniforms and security equipment for personnel, which was offset by the lower cost for the corporate restructure that took place in December 2008.

•   Maintenance costs increased 20.7% (Ps. 14.3 million) compared to the first half of 2008, mainly driven by maintenance of the Company’s baggage claim areas, airport infrastructure and CUTE systems, which optimizes and improves the quality of service provided to the airlines.

•   Service costs declined 20.1% (Ps. 10.2 million) compared to the first half of 2008, mainly as a result of lower electricity fees during the first half of 2009, as well as the activities implemented during the second half of 2008 and first half of 2009 for the improved optimization of utility usage at the Company’s airports.

>	As a result of the Company’s lower revenues for the periods, government concession fees decreased 10.4%, or Ps. 9.5 million.

>	Technical assistance fees decreased 14.3% (Ps. 9.3 million) during the first half of 2009, mainly due to the Company’s lower revenues.

The Company’s operating margin for the first half of 2009 declined 670 basis points, from 46.0% in the first half of 2008 to 39.3% in the first half of 2009. EBITDA margin declined 290 basis points, from 67.1% in the first half of 2008 to 64.2% in the first half of 2009, both driven mainly by the Company´s decrease in revenues.

The comprehensive financing result decreased 67.7%, or Ps. 27.2 million during the first half of 2009, from a gain of Ps. 40.1 million during the first half of 2008 to Ps. 12.9 million in the first half of 2009. The decrease in the first half of 2009 was mainly due to the loss in embedded derivatives for Ps. 29.3 million (derived from commercial contracts denominated in U.S. dollars that were exchanged for contracts denominated in Pesos), as well as the exchange rate loss of Ps. 7.8 million. These negative effects were offset by an increase in interest income for Ps. 9.9 million.

GAP 2Q09	Page 10 of 18

Net income for the first half of 2009 was Ps. 198.1 million, or 26.3% lower compared to the same period of the previous year. Net income before taxes in the first half of 2009 decreased Ps. 231.6 million, or 26.3% compared to the first half of 2008, due to lower revenues.

Summary of Consolidated Results for 1H09 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.1700 per U.S. dollar (Board of Governors of the Federal Reserve noon buying rate at June 30, 2009).

Other Important Data for 1H09 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 2Q09	Page 11 of 18

Operating Costs for 1H09 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the second quarter of 2009 were Ps. 572.4 million, resulting in an average rate per WLU of Ps. 171.0. Regulated revenues accounted for 76.3% of total revenues for the second quarter.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; as of today, they have notified the Company that it satisfactorily complied for 2007. The compliance review for 2008 began in March 2009.

Balance Sheet

At the close of the second quarter of 2009, the Company maintained a balance of cash and cash equivalents of approximately Ps. 1,889.5 million, of which Ps. 459.2 million are derived from the unused balance of a bank loan received by some of the Company’s airports for payment of the Master Development Program and Ps. 305.0 million are derived from the share repurchase fund, which the Company has not yet utilized.

At the close of the second quarter 2009, the Company’s principal assets consisted of the concessions, with a balance of Ps. 16,972.7 million, rights to use airport facilities with a balance

GAP 2Q09	Page 12 of 18

of Ps. 2,233.6 million and improvements to concessions of Ps. 3,439.4 million. These balances represented approximately 60.9%, 8.0% and 12.3%, of total assets, respectively.

Deferred income taxes increased by Ps. 215.5 million for the second quarter of 2009 compared to the same quarter of 2008, principally due to an increase in the deferred income tax of Ps. 383.4 million, which was due to the change in NIF B-10 during 2008.   This was offset by the recuperation and cancelation of the tax on assets in the amount of Ps. 167.9 million, corresponding to the Puerto Vallarta, Tijuana, Guanajuato and Guadalajara airports.

In April 2009, the Company’s shareholders approved the cancellation of the existing share repurchase program for up to Ps. 55.0 million and the initiation of a share repurchase program for up to Ps. 864.6 million.

CAPEX

Beginning in 2008, NIF B-2 “Statement of Cash Flows” went into effect. As a result, the Company must report only investments that have been paid during the period. During the first half of 2009, the Company invested a total of Ps. 341.8 million.

Recent Events

On April 25, 2009 the Mexican government declared a state of emergency to contain the outbreak of the A/H1N1 virus. Using these powers, the government cancelled nearly all public events and closed most museums and tourist attractions from April 24 to May 5, 2009. In addition, a number of other countries and businesses issued travel warnings and/or imposed restrictions on travelers departing to or arriving from Mexico, and on products and cargo originating in Mexico. Most of these restrictions and warnings had been lifted as of June 1, 2009. For more information on the outbreak of the A/H1N1 virus please see our 2008 annual report on Form 20-F.

Main Changes in Accounting Practices

As of January 1, 2009 the Company implemented several changes in accounting practices as a result of the following change in NIF, which is detailed below:

NIF B-8, “Consolidated Financial Statements”: NIF B-8 establishes that special purpose entities over which control is exercised should be consolidated. Subject to certain requirements, it allows the option of filing unconsolidated financial statements for intermediate holding companies and requires that the potential voting rights be considered to analyze whether control exists. For GAP, this regulation is for reporting effects only.

The effects of the new Mexican reporting standards does not have a material effect on the Company’s financial information for fiscal year 2009.

GAP 2Q09	Page 13 of 18

* * *

Company Description:

Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 2Q09	Page 14 of 18

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	2Q08	2Q09	Change	1H08	1H09	Change
Guadalajara						
Aeronautical services	237,613	194,181	-18.3%	475,815	405,580	-14.8%
Non aeronautical services	60,566	54,385	-10.2%	117,809	112,253	-4.7%
Total Revenues	298,179	248,566	-16.6%	593,624	517,833	-12.8%
Operating Income	140,335	104,974	-25.2%	313,605	231,466	-26.2%
EBITDA	202,842	169,510	-16.4%	433,938	360,306	-17.0%
Tijuana						
Aeronautical services	94,393	78,019	-17.3%	195,259	159,321	-18.4%
Non aeronautical services	24,815	20,968	-15.5%	49,722	44,948	-9.6%
Total Revenues	119,207	98,987	-17.0%	244,981	204,269	-16.6%
Operating Income	25,802	17,744	-31.2%	81,301	42,455	-47.8%
EBITDA	60,089	52,312	-12.9%	149,580	111,526	-25.4%
Puerto Vallarta						
Aeronautical services	109,781	81,231	-26.0%	260,051	228,024	-12.3%
Non aeronautical services	31,759	33,928	6.8%	64,926	75,524	16.3%
Total Revenues	141,540	115,159	-18.6%	324,977	303,548	-6.6%
Operating Income	65,021	48,035	-26.1%	187,417	165,612	-11.6%
EBITDA	92,231	76,861	-16.7%	240,098	223,164	-7.1%
Los Cabos						
Aeronautical services	110,909	93,715	-15.5%	229,325	214,524	-6.5%
Non aeronautical services	38,679	44,489	15.0%	77,557	92,230	18.9%
Total Revenues	149,588	138,204	-7.6%	306,882	306,755	0.0%
Operating Income	90,013	79,918	-11.2%	199,332	191,456	-4.0%
EBITDA	108,841	101,384	-6.9%	235,714	234,326	-0.6%
Hermosillo						
Aeronautical services	35,738	32,621	-8.7%	69,804	63,559	-8.9%
Non aeronautical services	6,089	6,456	6.0%	12,106	12,815	5.9%
Total Revenues	41,827	39,077	-6.6%	81,910	76,375	-6.8%
Operating Income	6,997	8,741	24.9%	23,046	18,493	-19.8%
EBITDA	17,126	19,166	11.9%	43,224	38,649	-10.6%
Guanajuato						
Aeronautical services	35,944	27,338	-23.9%	74,422	57,403	-22.9%
Non aeronautical services	7,838	6,385	-18.5%	16,461	13,480	-18.1%
Total Revenues	43,783	33,722	-23.0%	90,883	70,884	-22.0%
Operating Income	8,799	7,381	-16.1%	33,188	17,523	-47.2%
EBITDA	18,064	17,162	-5.0%	51,662	36,551	-29.2%
Others (1)						
Aeronautical services	74,574	65,347	-12.4%	160,830	137,543	-14.5%
Non aeronautical services	13,972	10,774	-22.9%	28,960	25,484	-12.0%
Total Revenues	88,546	76,121	-14.0%	189,790	163,027	-14.1%
Operating Income	- 27,947	- 19,078	-31.7%	- 699	- 20,372	2812.4%
EBITDA	2,548	12,920	407.0%	60,114	42,379	-29.5%
Total						
Aeronautical services	698,952	572,452	-18.1%	1,465,505	1,265,955	-13.6%
Non aeronautical services	183,717	177,384	-3.4%	367,541	376,734	2.5%
Total Revenues	882,669	749,836	-15.0%	1,833,046	1,642,690	-10.4%
Operating Income	309,020	247,714	-19.8%	837,190	646,631	-22.8%
EBITDA	501,741	449,314	-10.4%	1,214,330	1,046,901	-13.8%

(1) ‘Other’ includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 2Q09	Page 15 of 18

Exhibit B: Consolidated Balance Sheet as of June 30 (in thousands of pesos):

1H08	1H09	Change	%
Assets				
Current assets				
Cash and temporary investments	1,235,056	1,646,550	411,494	33.3%
Financial investments held for trading purposes - net	289,111	242,946	- 46,165	-16.0%
Accounts receivable - net	601,848	353,677	- 248,171	-41.2%
Other current assets	368,185	394,839	26,654	7.2%
Total current assets	2,494,200	2,638,012	143,811	5.8%
Fixed assets - net	314,008	320,822	6,814	2.2%
Improvements to concessions - net	2,931,921	3,439,422	507,501	17.3%
Airport concessions - net	17,404,239	16,972,728	- 431,510	-2.5%
Rights to use airport facilities - net	2,333,590	2,233,606	- 99,984	-4.3%
Other acquired rights	845,673	824,746	- 20,926	-2.5%
Deferred income taxes and recoverable asset taxes	1,158,649	1,374,165	215,515	18.6%
Other assets	62,555	54,785	- 7,770	-12.4%
Total assets	**27,544,835**	**27,858,286**	**313,450**	**1.1%**
Liabilities and Stockholders' Equity				
Current liabilities	758,225	835,040	76,815	10.1%
Long-term liabilities	794,745	887,941	93,196	11.7%
Total liabilities	**1,552,970**	**1,722,981**	**170,011**	**10.9%**
Stockholders' equity				
Common stock	24,344,476	24,344,476	-	0.0%
Legal reserve	295,223	372,369	77,146	26.1%
Consolidated net income	752,301	554,195	- 198,105	-26.3%
Retained earnings	599,865	864,264	264,399	44.1%
Total Stockholders'	**25,991,865**	**26,135,305**	**143,439**	**0.6%**
Total liabilities and stockholders' equity	**27,544,835**	**27,858,286**	**313,450**	**1.1%**

GAP 2Q09	Page 16 of 18

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

GAP 2Q09	Page 17 of 18

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 2Q09	Page 18 of 18

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 24, 2009